Exhibit (c)(ii) CONFIDENTIAL Discussion Materials Prepared for: The Special Committee of the Board of Directors of Gelesis Holdings, Inc. (OTCPK: GLSH) June 11, 2023

Disclaimer and Confidentiality Statement These discussion materials (the “Materials”), were provided to, and solely for the information of, the Special Committee (as defined herein) by Lincoln (as defined herein) in connection with their consideration of a Transaction (as defined herein). The Materials are incomplete without reference to and should be considered in conjunction with any supplemental information provided by and discussions held with Lincoln in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere. The Materials are for discussion purposes only. Lincoln expressly disclaims any and all liability which may be based on these Materials and any errors therein or omissions therefrom. The Materials were prepared for specific persons familiar with the business and affairs of Company (as defined herein) and the Special Committee for use in a specific context and were not prepared with a view toward public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Special Committee, Company, or Lincoln takes any responsibility for the use of the Materials by persons other than the Special Committee. The Materials are being provided on a confidential basis solely for the information of the Special Committee, other than as described in the engagement letter between Lincoln, the Special Committee, and the Company, dated May 4, 2023, and may not be disclosed, summarized, reproduced, disseminated, quoted, or otherwise referred to, in whole or in part, without Lincoln’s express prior written consent. The Materials and any opinion rendered by Lincoln are necessarily based on financial, economic, market, and other conditions as in effect on, and the information available to Lincoln as of, the date of the Materials. Although subsequent developments may affect the contents of the Materials and any opinion rendered by Lincoln, Lincoln has not undertaken, and is under no obligation, to update, revise, or reaffirm the Materials or any such opinion. The Materials and any opinion rendered by Lincoln are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required to do so. The Materials and any opinion rendered by Lincoln will not address the underlying business decision of the Special Committee, the Company or any other party to approve, make any elections with respect to, proceed with or effect the Transaction. The Materials do not constitute an opinion, nor do the Materials or any opinion rendered by Lincoln constitute a recommendation to the Special Committee, the Company, any security holder of the Company, or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise. Lincoln’s only Opinion (as defined herein) is the written and signed opinion letter, if any, that is actually delivered to the Special Committee. The Materials may not reflect information known to other professionals in other business areas of Lincoln and its affiliates. The preparation of the Materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative, and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Lincoln did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in these Materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The Materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market, financial conditions, and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the Materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses, or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses, or securities may actually be sold. The Materials do not constitute a fairness opinion, solvency opinion, valuation opinion, credit rating, an analysis of the Company’s credit worthiness, tax advice, or accounting advice. The Materials do not address any other terms, aspects, or implications of the Transaction, or any agreements, arrangements, or understandings entered into in connection with the Transaction or otherwise. Furthermore, the Materials do not address the fairness of any portion or aspect of the Transaction to any party. In preparing the Materials, Lincoln has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (contingent or otherwise) of the Company or any other party. No company utilized in our selected public companies analysis or selected M&A transactions analysis is directly comparable to the Company. 2

Disclaimer and Confidentiality Statement (cont’d) Except as otherwise noted in the Materials, all budgets, projections, estimates, financial analyses, reports, and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the Materials have been prepared by the Company or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the Materials may or may not be achieved and differences between projected results and those actually achieved may be material. Lincoln has relied upon representations made by the Company that the Management Projections (as defined herein) have been reasonably prepared in good faith and on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Lincoln expresses no opinion with respect to such budgets, projections, or estimates or the assumptions on which they are based. Lincoln has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Lincoln has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows, or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent information, financial or otherwise, provided to, discussed with or reviewed by Lincoln that would be material to its analyses, and that the final forms of any draft documents reviewed by Lincoln will not differ in any material respect from such draft documents. The Materials or any opinion rendered by Lincoln do not constitute a commitment by Lincoln or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. Lincoln provides mergers and acquisitions, restructuring, and other advisory services to clients, which other than this engagement, during the two years preceding the date of this Opinion, Lincoln and its affiliates have not had any material relationship with any party to the Transaction (each an “Interested Party”) for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Although Lincoln in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Party or the Transaction, or that otherwise may be of interest to the Company or Special Committee, Lincoln shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Lincoln is in possession of such information, to the Company or the Special Committee or to use such information on the Company’s or Special Committee’s behalf. Lincoln and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide, investment banking and other financial services to the Company, for which we and our affiliates would expect to receive compensation. THESE MATERIALS ARE NOT INTENDED TO REPRESENT NOR DO THEY REPRESENT AN OPINION BY LINCOLN. 3

Section 1 Executive Summary 5 Section 2 Valuation Analysis 10 Table of Contents

Section 1 Executive Summary

Executive Summary Engagement Overview, Transaction, and Opinion Engagement Overview and Opinion ▪ Lincoln International LLC (“Lincoln”, “us”, or “we”) has been retained as an independent financial advisor by the special committee (the “Special Committee”) of the Board of Directors (the “Board”) of Gelesis Holdings, Inc. (the “Company”), specifically to render an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders (the “Company Stockholders”) of common stock, par value $0.0001 per share of the Company (the “Company Common Stock”), other than holders of Excluded Shares and Dissenting Shares, of the Merger Consideration (as defined herein) to be received by such Company Stockholders in the Transaction (as described and defined herein). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined herein). Transaction ▪ It is Lincoln’s understanding that, PureTech Health LLC, a Delaware limited liability company (“Parent”), Caviar Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company will enter into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to and as more fully described in the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly owned subsidiary of Parent (the “Transaction”). In connection with the Transaction and as fully described in the Merger Agreement, each share of Company Common Stock issued and outstanding immediately before the Effective Time, other than Excluded Shares and Dissenting Shares, shall be converted automatically into and shall thereafter represent only the right to (1) receive $0.05664 per share of Company Common Stock (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. (1) Provided by management of the Company 6

Executive Summary Scope of Analysis In connection with this analysis, Lincoln has, among other things 1. Reviewed the following documents: a. Audited financial statements for the Company for the years ended December 31, 2021 and December 31, 2022 included in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 28, 2023; b. The Company’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2023; c. The financial projections for the Company for the years ending December 31, 2023 through December 31, 2028, provided to us by management (“Management”) of the Company (the “Management Projections”); d. The Company’s equity capitalization table, dated as of April 19, 2023; e. The Company’s redemption value calculation associated with the Research Innovation Fund equity investment put option agreement; f. The Note and Warrant Purchase Agreement (“NPA”), dated as of February 21, 2023, by and among the Company, certain subsidiaries (collectively, the “Note Parties”) and PureTech Health LLC (the “Initial Investor”), as amended on May 1, 2023, and the subsequent NPA dated as of May 26, 2023 by and among the Note Parties and the Initial Investor, and the latest proposed NPA dated as of June 10, 2023 by and among the Note Parties and the Initial Investor (collectively, the “Bridge Financing”); g. A letter addressed to us by Management which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company, dated June 11, 2023; h. A draft of the Merger Agreement, dated as of June 10, 2023; and i. Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Lincoln by Management; 2. Discussed the business, financial outlook and prospects of the Company, as well as the terms and circumstances surrounding the Transaction, with the Special Committee and Management; 3. Reviewed certain financial, stock trading and other information for the Company, and compared that data and information with certain financial, stock trading and corresponding data and information for companies with publicly traded securities that we deemed relevant, none of which is directly comparable to the Company; 4. Reviewed certain financial, stock trading and other information for the Company and the Transaction, and compared that data and information with certain financial, stock trading and corresponding data and information for companies that have been subject to change of control M&A transactions that we deemed relevant, none of which is directly comparable to the Company or the Transaction; 5. Performed certain valuation and comparative financial analyses that we deemed relevant, including a discounted cash flow analysis; and 6. Considered such other information and financial, economic and market criteria that we deemed relevant. 7

Executive Summary Valuation Analysis Methodology Overview Methodology ▪ Lincoln estimated the enterprise value of the Company utilizing a discounted cash flow analysis and analyzed the valuation multiples of enterprise value to EBITDA and revenue of the selected public companies and selected M&A transactions to support the terminal value estimate in the DCF analysis. ▪ Lincoln did not utilize a market approach as a direct valuation method due to the business model transition the company is currently pursuing, the result of which is declining financial performance through the end of 2023 before growth accelerates following over-the-counter launch in 2024. ▪ Present value of projected unlevered free cash flows discounted at a rate commensurate with risk Discounted Cash Flow Analysis (“DCF”)▪ Key inputs include the Management Projections, discount rate, and terminal value assumptions (Income Approach) ▪ Captures value associated with projected long-term free cash flow generating ability of the Company ▪ Selected Public Companies Analysis ‒ “Public market valuation” ‒ Estimated value based on market trading multiples of selected public companies using comparisons of various attributes (financial performance, capital requirements, intellectual property, geographic footprint, customer base, etc.) Market Approach ▪ M&A Transactions Analysis ‒ Estimated value based on multiples for selected companies in change of control transactions ‒ Valuation multiple includes premium for control; generally computed based on historical financial performance (i.e., LTM earnings) due to lack of available financial forecasts in public domain ▪ Lincoln used the estimated enterprise value to derive the estimated equity value of the Company by adding cash and equivalents and subtracting debt and debt-like items and adjusting for certain non-operating assets and liabilities. The resulting estimated equity value was divided by fully- diluted shares outstanding which included outstanding warrants, options and restricted stock units calculated using the treasury stock method. ▪ Lincoln then compared the resulting estimated value per share range to the Merger Consideration. ▪ In order for the Company to achieve the Management Projections and remain a going concern, it will require additional capital. Absent the ability to raise such capital, the Company would require a restructuring or face a liquidation in which case its enterprise value and equity value would be diminished. 8

Executive Summary Valuation Summary Valuation Summary - Gelesis ($ in millions except per share values) Enterprise Value Low High Discounted Cash Flow Analysis $67.0 - $91.0 Estimated Enterprise Value Range $67.0 - $91.0 Present Value of NOL Tax Benefits (1) 5.4 - 6.4 Value Added Tax Receivable 2.1 - 2.1 Present Value of Tax Affected Grant Income & Receivables 5.5 - 5.6 Present Value of Amortization Tax Benefits 0.5 - 0.6 Cash and Equivalents (2) 3.1 - 3.1 Notes Payable (2) (3) (33.8) - (33.8) Notes Payable Accrued Interest (2) (0.4) - (0.4) Convertible Notes (2) (3) (30.0) - (30.0) Convertible Notes Accrued Interest (2) (2.5) - (2.5) One SRL Remaining Payment (4) (2.7) - (2.7) RIF Redemption Value (5) (10.8) - (10.8) Estimated Aggregate Equity Value $3.5 - $28.5 Fully-Diluted Shares Outstanding (in thousands) (6) 142,829 - 273,082 Transaction Estimated Per Share Value $0.02 - $0.10 $0.06 Implied Estimated Enterprise Value Multiples 2022A Revenue $25.8 2.60x - 3.53x 2023P Revenue 4.6 14.59x - 19.81x 2024P Revenue 44.7 1.50x - 2.04x Estimated Per Share Value Low Range High Discounted Cash Flow Analysis ($ per share) $0.02 $0.08 $0.10 $0.06 Discounted Cash Flow Analysis ($ per share) $0.02 $0.10 $0.00 $0.02 $0.04 $0.06 $0.08 $0.10 $0.12 (1) Present value of net operating loss carryforward generated during the Management Projections (2) Balance as of March 31, 2023, as provided by Management (3) Represents gross principal balance 9 (4) Converted to USD / EUR exchange rate of $1.08 as of June 9, 2023 (5) Provided by Management. RIF redemption put obligation treated as debt-like obligation (6) See page 12 for details

Section 2 Valuation Analysis

Valuation Analysis

Historical and Projected Financial Statements

- Based on discussions with Management, the Company expects to wind down its doctor prescribed channel in FY2023 and transition entirely to an over-the-counter model in FY2024 following FDA approval which is expected later this year.
- Management expects both gross margin and EBITDA margin expansion throughout the forecast period in part due to increased utilization of existing production capacity and incremental operating leverage of fixed costs.
- The Company expects an increase in capital expenditures in FY2026 and FY2027 to invest in new production lines at its existing Italian facility to meet expected volume demands.
- Net working capital includes elevated inventory balances in FY2026 to FY2027, based on the Company's production timing and production line utilization.

Historical and Projected Financial Performance

($ in millions)

		Management Projections						'23P - '28P	'23P - '28P
FY Ending December 31,	2022A (1)	2023P	2024P	2025P	2026P	2027P	2028P	CAGR	Average
Total Revenue	$25.8	$4.6	$44.7	$113.3	$189.6	$274.9	$373.4	*141.0%*	
Growth	*NA*	*(82.2%)*	*872.7%*	*153.5%*	*67.4%*	*45.0%*	*35.8%*		
Gross Profit	$0.0	$2.5	$25.8	$75.5	$127.7	$182.6	$252.1	*152.1%*	
Margin	*0.1%*	*53.8%*	*57.7%*	*66.7%*	*67.3%*	*66.4%*	*67.5%*		*63.2%*
EBITDA	($116.3)	($29.6)	($34.7)	($4.7)	$26.9	$53.4	$91.1	*NA*	
Margin	*(451.4%)*	*(643.5%)*	*(77.6%)*	*(4.1%)*	*14.2%*	*19.4%*	*24.4%*		*(111.2%)*
Growth	*NA*	*NA*	*NA*	*NA*	*NA*	*98.4%*	*70.6%*		
Capital Expenditures	($9.1)	($1.3)	($0.7)	($4.7)	($16.9)	($16.9)	($4.8)	*29.5%*	
as a % of Total Revenue	*35.4%*	*28.7%*	*1.5%*	*4.2%*	*8.9%*	*6.2%*	*1.3%*		*8.4%*
Net Working Capital	($28.0)	($22.0)	($25.4)	($22.3)	($13.9)	$0.3	($17.4)	*(4.5%)*	
as a % of Total Revenue	*(108.6%)*	*(478.6%)*	*(56.9%)*	*(19.7%)*	*(7.3%)*	*0.1%*	*(4.7%)*		*(94.5%)*

Source: Management Projections
(1) 2022A includes a $13.3 million one-time inventory write-down in cost of goods and stock compensation expense of $29.8 million included in operating expenses

LINCOLN INTERNATIONAL
GELESIS
11

Valuation Analysis
Equity Capitalization Table

Equity Capitalization Table
(Shares and $ in actuals except where noted)

	Strike Price Per Share (1)	Current Fully Diluted Shares Outstanding (1)	Transaction Proposed Shares Outstanding (1)	Fully Diluted Shares (3): Treasury Stock Method Shares Low	Fully Diluted Shares (3): Treasury Stock Method Shares High
Common Shares		73,335,110	56,607,528	73,335,110	73,335,110
RSUs		3,742,644	3,742,644	3,742,644	3,742,644
Vested Stock Options	$3.9100	9,848,594	-	-	-
Unvested Stock Options	$4.2400	1,831,302	-	-	-
Rollover Warrants	$0.0200	1,660,303	1,444,095	285,951	1,328,242
One SRL Warrants	$1.4500	1,353,062	-	-	-
CMS Warrants	$0.0100	400,000	-	234,446	360,000
Private Warrants	$11.5000	7,520,000	-	-	-
Public Warrants	$11.5000	13,800,000	-	-	-
PureTech Warrants A	$0.2744	23,688,047	-	-	-
PureTech Warrants B	$0.0182	192,307,692	-	47,447,650	157,307,692
PureTech Warrants C	$0.0142	43,133,803	-	17,783,296	37,008,803
Unissued Equity Plan		7,292,542	-	-	-
Earnout Shares (2)		23,482,845	-	-	-
Total		**403,395,944**	**61,794,267**	**142,829,097**	**273,082,492**
Merger Consideration			$0.06		
Aggregate Merger Cash (millions)			**$3.5**		

(1) Provided by Management
(2) Earnout shares excluded based on applicable threshold targets
(3) Calculation of fully diluted shares outstanding based on the treasury stock method assuming a net share settlement from option and warrant proceeds (e.g. Fully Diluted Shares = Incremental Shares – Repurchased Shares)

LINCOLN INTERNATIONAL
GELESIS
12

Valuation Analysis DCF Analysis - Key Assumptions ▪ As part of its valuation analysis, Lincoln performed a discounted cash flow (“DCF”) analysis utilizing the Management Projections. The Management Projections assume that the Company is able to raise capital in the near term and will continue to operate as a going-concern. ▪ The following is a summary of the DCF analysis: ‒ Revenue is projected to decline 82.2% in FY2023 as the company transitions entirely to an over-the-counter model, then increases at a compound annual growth rate (“CAGR”) of 141.0% over the FY2023 through FY2028 period; ‒ EBITDA is projected to become positive in FY2026, reaching a long-term EBITDA margin of 24.4% in FY2028; ‒ Total capital expenditures are projected to average 8.4% of revenue over the FY2023 through FY2028 period primarily reflecting maintenance spend on existing production lines and investment in a new production line in FY2026 and FY2027; and ‒ Pro forma cash taxes were calculated based on a 26.0% tax rate, provided by Management. ▪ Beyond the projection period, Lincoln estimated the continuing value of the Company (the “Terminal Value”) by capitalizing the normalized free cash flow (“FCF”) with the Terminal Value discount rate (“Discount Rate – Terminal”) less the terminal growth rate of 0.00%: ‒ Lincoln considered that Gelesis is expected to have lower revenue growth in the years following FY2028 in comparison to the revenue growth in the Management Projections due the beginning of certain patent expirations; and ‒ The Discount Rate – Terminal of 12.25% was derived using a capital asset pricing model and the Terminal Value was supported by the implied terminal EBITDA multiples. ▪ Lincoln then calculated the present value of the Discrete Cash Flows and the Terminal Value: ‒ The present value of the discrete cash flows and Terminal Value were calculated using a discount rate range of 32.5% to 37.5% based on estimated rates of return for venture and expansion stage companies. Specifically, the discount rate range is intended to capture the high degree of risk associated with Gelesis' business model transition and the high level of growth inherent in the Management Projections; and ‒ The discount rate range was selected giving consideration to market based and company specific risks, including the transition to an over-the- counter strategy, and was based on the application of Lincoln’s professional judgment and experience. Source: Management Projections 13

Valuation Analysis
DCF Analysis - Summary

Discounted Cash Flow Analysis Summary
($ in millions)

		Management Projections						Normalized	23P - '28P
FY Ending December 31,	2022A	2023P	2024P	2025P	2026P	2027P	2028P	Terminal (1)	CAGR
Total Revenue	$25.8	$4.6	$44.7	$113.3	$189.6	$274.9	$373.4	$373.4	108.1%
% Growth	*NA*	*(82.2%)*	*872.7%*	*153.5%*	*67.4%*	*45.0%*	*35.8%*		
EBITDA	($116.3)	($29.6)	($34.7)	($4.7)	$26.9	$53.4	$91.1	$91.1	NA
% Margin	*(451.4%)*	*(643.5%)*	*(77.6%)*	*(4.1%)*	*14.2%*	*19.4%*	*24.4%*	*24.4%*	
% Growth		*NMF*	*NMF*	*NMF*	*NMF*	*98.4%*	*70.6%*		
		4/23 - 12/23							
EBITA (2)		($22.5)	($37.9)	($8.5)	$21.0	$45.4	$82.5	$86.6	
Pro Forma Taxes @ 26.0%		0.0	0.0	0.0	(5.5)	(11.8)	(21.5)	(22.5)	
NOPAT		($22.5)	($37.9)	($8.5)	$15.6	$33.6	$61.1	$64.1	
Tax Depreciation		$2.3	$3.2	$3.8	$5.9	$8.0	$8.6	$4.6	
Capital Expenditures		(1.1)	(0.7)	(4.7)	(16.9)	(16.9)	(4.8)	(4.8)	
(Increase) Decrease in Net Working Capital		(5.8)	3.4	(3.1)	(8.4)	(14.2)	17.7	0.0	
Free Cash Flow		($27.1)	($31.9)	($12.6)	($3.8)	$10.5	$82.6	$63.8	
% Growth			*NA*	*-60.6%*	*-70.0%*	*-379.9%*	*683.6%*		

Enterprise Value	Low	-	High
Discount Rate - Discrete	37.50%	-	32.50%
Discount Rate - Terminal	12.25%	-	12.25%
Terminal Growth Rate (TGR)	0.00%	-	0.00%
Present Value of Discrete Cash Flows	($36.9)	-	($34.8)
Present Value of Terminal Value	104.2	-	125.6
Indicated Enterprise Value (Rounded)	**$67.0**	**-**	**$91.0**

Terminal Value Calculations	Low	-	High
Terminal Free Cash Flow * (1 + TGR)	$63.8	-	$63.8
Capitalization Rate (3)	12.25%	-	12.25%
Terminal Value (Gordon Growth)	$521.1	-	$521.1
Implied Terminal EBITDA Multiple	*5.7x*	-	*5.7x*
Implied Terminal Revenue Multiple	*1.40x*	-	*1.40x*
Discount Factor (4)	0.1999	-	0.2411
Present Value of Terminal Value	$104.2	-	$125.6

Implied Enterprise Value Multiples				
2022A Revenue	$25.8	2.60x	-	3.53x
2023P Revenue	4.6	14.59x	-	19.81x
2024P Revenue	44.7	1.50x	-	2.04x

Source: Management Projections
(1) Normalizes tax deductible depreciation at 95.0% of capital expenditures and working capital investment assuming 0.00% terminal growth
(2) EBITDA less estimated tax deductible depreciation expense
(3) Calculated as the Discount Rate - Terminal Value less the Terminal Growth Rate
(4) Based on the Discount Rate – Discrete

LINCOLN INTERNATIONAL
GELESIS
14

Valuation Analysis
Selected Public Companies – Financial Metrics

Selected Public Companies Analysis - Financial Metrics | **Financial Data as of June 9, 2023**

($ in millions)

Company Name	LTM Financial Statistics Revenue	LTM Financial Statistics EBITDA	Revenue Growth 2023P	EBITDA Growth 2023P	EBITDA Margin 2023P
Consumer Weight Loss					
Herbalife Ltd.	$5,121	$638	(5.5%)	(17.1%)	11.7%
Medifast, Inc.	1,530	195	(27.6%)	(29.6%)	11.9%
WW International, Inc. (1)	985	179	(11.7%)	(34.7%)	13.8%
Consumer Health & Wellness (OTC)					
Alliance Pharma plc	$202	$46	12.9%	20.3%	24.3%
BellRing Brands, Inc.	1,498	300	18.1%	12.6%	18.9%
Glanbia plc	6,030	423	(3.9%)	6.6%	7.8%
Smart for Life, Inc. (2)	17	(9)	NA	NMF	NA
Mean	$2,198	$253	(2.9%)	(7.0%)	14.7%
Median	1,498	195	(4.7%)	(5.3%)	12.9%
Gelesis Holdings, Inc. - Actual	$20	($84)	(82.2%)	NMF	(643.5%)
Gelesis Holdings, Inc. - FY 2028P	$373	$91	35.8%	70.6%	24.4%

None of the selected public companies is, of course, identical to the Company and Lincoln does not have access to non-public information regarding those companies.

Source: S&P Capital IQ, company filings, investor presentations, and Management Projections
Note: EBITDA Growth metrics are NMF due to negative reported figures, unless otherwise stated
(1) LTM Revenue is pro forma for the acquisition of Weekend Health in 2023. LTM EBITDA contribution from Weekend Health is assumed to be immaterial and no pro forma adjustment was made
(2) NMF LTM EBITDA due to the lack of available pro forma metrics for the acquisition of Ceautamed in 2022

LINCOLN INTERNATIONAL
GELESIS
15

Valuation Analysis
Selected Public Companies – Valuation Multiples

Selected Public Companies Analysis - Valuation Multiples | **Financial Data as of June 9, 2023**

($ in millions)

Company Name	Stock Price as of 6/9/23	% of 52 Week High	Market Capitalization	Enterprise Value	Enterprise Value as a Multiple of LTM EBITDA	Enterprise Value as a Multiple of LTM Revenue
Consumer Weight Loss						
Herbalife Ltd.	$12.02	39.2%	$1,232	$3,442	5.4x	0.67x
Medifast, Inc.	79.51	41.3%	866	742	3.8x	0.49x
WW International, Inc. (1)	6.80	67.9%	551	1,956	10.9x	1.94x
Consumer Health & Wellness (OTC)						
Alliance Pharma plc	$0.75	50.0%	$408	$547	11.4x	2.60x
BellRing Brands, Inc.	35.84	94.5%	4,797	5,759	19.2x	3.84x
Glanbia plc	14.37	92.8%	4,083	4,304	10.1x	0.71x
Smart for Life, Inc. (2)	1.14	3.0%	4	22	NMF	1.30x
Mean		55.5%	$1,706	$2,396	10.1x	1.65x
Median		50.0%	866	1,956	10.5x	1.30x

None of the selected public companies is, of course, identical to the Company and Lincoln does not have access to non-public information regarding those companies.

EBITDA = Earnings Before Interest, Taxes, Depreciation, and Amortization
Source: S&P Capital IQ, company filings, investor presentations
(1) Enterprise Value and LTM Revenue is pro forma for the acquisition of Weekend Health in 2023. LTM EBITDA contribution from Weekend Health is assumed to be immaterial and no pro forma adjustment was made
(2) NMF LTM EBITDA due to the lack of available pro forma metrics for the acquisition of Ceautamed in 2022

LINCOLN INTERNATIONAL
GELESIS
16

Valuation Analysis
Selected M&A Transactions Analysis

Selected M&A Transactions Analysis
($ in millions)

Announced Date	Target	Acquirer	Target Description	Enterprise Value	Financial Statistics: Revenue	Financial Statistics: EBITDA	Enterprise Value / LTM: Revenue	Enterprise Value / LTM: EBITDA	EBITDA Margin
Dec-22	Nuvo Pharmaceuticals Inc.	Searchlight Pharma Inc.	Provides prescription and non-prescription products for pain, allergy, neurology, and dermatology worldwide	$61	$53	$14	1.15x	4.3x	26.7%
Dec-22	Mimi's Rock Corp.	FitLife Brands, Inc.	Operates as an online dietary supplement and wellness company	18	28	2	0.62x	10.6x	5.9%
Feb-22	The Healthy Mummy Pty Limited	Halo Food Co. Limited	Produces and sells nutritional products that include weight loss smoothies, protein shakes, supplements, and skincare products for mums in Australia	16	15	3	1.05x	5.5x	19.0%
Jul-20	ARIIX Holdings, LLC	New Age Beverages Corporation	Manufactures weight loss products, nutritional support supplements, and personal care products	333	220	20	1.51x	16.7x	9.1%
Dec-18	Nutrisystem, Inc.	Tivity Health, Inc.	Provides weight loss programs and distributes pre-packaged food for women and men in the United States	1,341	693	88	1.94x	15.2x	12.8%
Oct-18	SlimFast/Health and Nutrition Systems	Glanbia plc	Provider of health, wellness, and weight management solutions	350	212	24	1.65x	14.6x	11.3%
Dec-16	BioGanix Ltd.	Relevium Technologies Inc.	Produces and sells dietary supplement products	4	4	1	1.11x	3.4x	32.5%
Mean				$303	$175	$22	1.29x	10.0x	16.8%
Median				61	53	14	1.15x	10.6x	12.8%

None of the selected target companies in the M&A transactions analysis is, of course, identical to the Company and Lincoln does not have access to non-public information regarding those companies.

Source: Capital IQ, company filings

LINCOLN INTERNATIONAL
GELESIS
17